Morgan Crucible

RECEIVED

2009 JAN 12 A 8:31

INTERNATIONAL

19 December 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

[redacted]

09045074

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JAN 16 2009
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

1/13

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number : 4861K
Morgan Crucible Co PLC
19 December 2008

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**
3. Full name of person(s) subject to notification obligation:	AEGON UK Group of Companies
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**16th December 2008**
6. Date on which issuer notified:	**18th December 2008**
7. Threshold(s) that is/are crossed or reached:	**4-3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering trans			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percent voting
				Direct	Indirect	Direct
GB0006027295	10,919,504	10,919,504	10,619,504	10,619,504	0	3.93

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
10,619,504	3.93%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:	
AEGON UK Group of companies - parent undertaking of: AEGON Asset Management UK plc AEGON Investment Management UK ltd. AEGON ICVC	
Proxy Voting:	
10. Name of proxy holder:	AEGON UK Group of Companies
11. Number of voting rights proxy holder will cease to hold:	-300,000

12. Date on which proxy holder will cease to hold voting rights:	**19th December 2008**
13. Additional information:	AEGON UK Group of Companies consists of: AEGON Asset Management UK plc AEGON Investment Management UK ltd AEGON ICVC
14 Contact name:	**Tracey Bigmore**
15. Contact telephone name:	**01753 837000**

END

RNS Number : 1328K
Morgan Crucible Co PLC
15 December 2008

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

BLOCK LISTING SIX MONTHLY RETURN

Date: 15th December 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		THE MORGAN CRUCIBLE EXECUTIVE SHARE OPTION SCHEME 2004		
Period of return:	From:	15.06.2008	To:	14.12.2008
Balance of unallotted securities under scheme(s) from previous return:		4,182,500		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,182,500		

Name of contact:	TRACEY BIGMORE
Telephone number of contact:	01753 837000

BLOCK LISTING SIX MONTHLY RETURN

Date: 15th December 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		THE MORGAN CRUCIBLE EXECUTIVE SHARE OPTION SCHEME 1995		
Period of return:	From:	15.06.2008	To:	14.12.2008

Balance of unallotted securities under scheme(s) from previous return:	2,765,618
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	NIL
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):	NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	2,765,618

Name of contact:	TRACEY BIGMORE
Telephone number of contact:	01753 837000

BLOCK LISTING SIX MONTHLY RETURN

Date: 15th December 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		SAVINGS RELATED SHARE OPTION SCHEME FOR EMPLOYEES IN GERMANY		
Period of return:	From:	15.06.2008	To:	14.12.2008
Balance of unallotted securities under scheme(s) from previous return:		226,243		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		226,243		

Name of contact:	TRACEY BIGMORE
Telephone number of contact:	01753 837000

BLOCK LISTING SIX MONTHLY RETURN

Date: 15th December 2008

Name of *applicant*:		THE MORGAN CRUCIBLE COMPANY PLC		
Name of scheme:		THE MORGAN SHARESAVE SCHEME		
Period of return:	From:	15.06.2008	To:	14.12.2008
Balance of unallotted securities under scheme(s) from previous return:		2,161,749		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,161,749		

Name of contact:	TRACEY BIGMORE
Telephone number of contact:	01753 837000

END

END